UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2017

Commission File No. 001-36085

CNH INDUSTRIAL N.V.

(Translation of Registrant’s Name Into English)

25 St James’s Street,

London, SW1A 1HA

United Kingdom

Tel. No.: +44 1268 533000

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

CNH INDUSTRIAL N.V.

Form 6-K for the month of October 2017

The following exhibits are furnished herewith:

Exhibit 99.1	Press release, dated October 31, 2017, titled: “CNH Industrial to redeem its 3.875% Notes due 2018”

Exhibit 99.2	Press release, dated October 31, 2017, titled: “CNH Industrial 2017 third quarter revenues up 15.3% to $6.6 billion, net income at $57 million, with adjusted net income(2)(3) more than doubling to $148 million or $0.11 per share. Net industrial debt(2)(3) at $2.6 billion”

Exhibit 99.3	CNH Industrial N.V. Third Quarter and Year-to-Date 2017 Results Review Presentation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Industrial N.V.

By:	/s/ Michael P. Going

Name:	Michael P. Going
Title:	Corporate Secretary

October 31, 2017

Index of Exhibits

Exhibit Number	Description of Exhibit
Exhibit 99.1	Press release, dated October 31, 2017, titled: “CNH Industrial to redeem its 3.875% Notes due 2018”

Exhibit 99.2	Press release, dated October 31, 2017, titled: “CNH Industrial 2017 third quarter revenues up 15.3% to $6.6 billion, net income at $57 million, with adjusted net income(2)(3) more than doubling to $148 million or $0.11 per share. Net industrial debt(2)(3) at $2.6 billion”

Exhibit 99.3	CNH Industrial N.V. Third Quarter and Year-to-Date 2017 Results Review Presentation